Blueport Acquisition Ltd

366 Madison Ave 3rd Floor

New York, NY 10017

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE:	Blueport Acquisition Ltd (the “Company”)
Registration Statement on Form S-1
(File No. 333-288356) (the “Registration Statement”)

Withdrawal Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR July 9, 2025, in which the Company requested acceleration of effectiveness of the Registration Statement. The Company hereby formally withdraws its request for acceleration of the effective date pursuant to the prior letter.

[Signature page follows]

Very truly yours,

Blueport Acquisition Ltd

By:	/s/ William T. Rosenstadt
Name:	William T. Rosenstadt
Title:	Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP